[UPS Letterhead]
July 17, 2008
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Linda Cvrkel, Branch Chief, Division of
Corporation Finance
Re:	United Parcel Service, Inc. Form 10-K for the fiscal year ended December 31, 2007 File No. 001-15451
Dear Ms. Cvrkel:
     We have set forth below our response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) to your letter dated July 3, 2008, concerning the United Parcel Service, Inc. (the “Company” or “UPS”) Form 10-K for the fiscal year ended December 31, 2007.
     For your convenience, we have repeated the comment prior to our response.
Form 10-K for the fiscal year ended December 31, 2007
Note 5. Employee Benefit Plans, page F-15
Note 17. Quarterly Information, page F-46
1.	We note from your disclosure on page F-16 and F-28 that in December 2007 you ratified the national master agreement with the Teamsters, which allowed you to withdraw employees from the Central States Pension Fund, a multi-employer pension plan, and establish a jointly trusteed single-employer plan (“UPS IBT Pension Plan”). We also note from your disclosure on F-16 and F-46 that in the fourth quarter ended December 31, 2007 you recorded a pre-tax charge of $6.100 billion related to the withdrawal from the Central States Pension Fund. In light of the fact that this $6.100 billion charge significantly affected operating expense, operating profit and net income for the fiscal year ended December 31, 2007, please provide us with the following:

Securities and Exchange Commission
July 17, 2008

•	The method(s) and assumptions used in determining the $6.100 billion charge, and a summary of material relevant facts, which support these method(s) and assumptions; and
•	Your business reason for deciding to withdraw your employees from the Central States Pension Fund, which caused you to incur a $6.100 billion charge, rather than opting to continue in the Central States Pension fund. As part of your response, please provide us with a summary of your costs and benefits analysis that supports your decision.
Assuming a satisfactory response to the above matters, please significantly expand in future filings the discussion in MD&A to address the matters noted above.
Response to Comment 1:
The $6.1 billion charge related to the withdrawal from the Central States, Southeast and Southwest Areas Pension Fund (“Central States Pension Fund” or the “Plan”) was determined in accordance with paragraphs 68 and 70 of Statement of Financial Accounting Standards No. 87 “Employers Accounting for Pensions”. The charge was for a withdrawal liability under sections 4201 through 4225 of ERISA. The withdrawal liability was negotiated based on computations performed by independent actuaries employed by the Central States Pension Fund. The total withdrawal liability of $6.1 billion was satisfied in full and paid on December 26, 2007.
With respect to the business reasons for deciding to withdraw from the fund, we observed that the Central States Pension Fund has had, and would likely continue to have, funding challenges. This was deemed to be a risk to UPS of having to face higher future contribution requirements and a risk to the security of the pension benefits of those UPS employees who participated in the Plan.
Accordingly, the withdrawal from the Central States Pension Fund was negotiated as part of the Company’s National Master Agreement with the International Brotherhood of Teamsters (“Teamsters”), on which the parties reached tentative agreement on September 30, 2007. The National Master Agreement was the result of a series of complex negotiations of which withdrawal from the Central States Pension Fund was but one of many issues. Any mutually agreed-upon modifications to hourly wage rates, healthcare and pension benefits, work rules and other items are not made in isolation and represent a full package of compensation and work rule changes. The withdrawal could not have taken effect unless the National Master Agreement was ratified by the Teamsters, which occurred on December 19, 2007.

Securities and Exchange Commission
July 17, 2008

Finally, when viewed in the context of the entire range of negotiated items covered by the National Master Agreement, the withdrawal from the Central States Pension Fund resulted in an acceptable cost — benefit scenario for UPS. UPS believes that it benefited financially from the ability to achieve a ratified National Master Agreement seven months before the expiration of the 2002 National Master Agreement, as the early conclusion of negotiations provided UPS with cost visibility and operational stability to continue to grow its business. Over the life of the new National Master Agreement, the total growth in wage and benefits expense is expected to be similar to the Company’s prior 2002 National Master Agreement with the Teamsters. As the UPS-IBT Pension Plan matures, UPS believes that it will become cost beneficial from a cash flow and earnings standpoint compared with other potential scenarios, including that of remaining in the Central States Pension Fund. In addition, UPS was also able to gain better control over the future cost and funding of pension benefits by limiting its obligations solely to UPS Teamster employees through the new UPS-IBT Pension Plan.
UPS undertakes to include in future filings that the $6.1 billion charge was calculated in accordance with the terms of the Central States Pension Fund plan document, as well as the applicable provisions of ERISA. Additionally, in the Management’s Discussion and Analysis section, UPS undertakes to include in future filings that the withdrawal from the Central States Pension Fund was negotiated as part of the National Master Agreement, and summarize some of the key business reasons noted above.
* * * * *
     In connection with its response set forth herein, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call the undersigned at (404) 828-6977 with any questions concerning our responses to the staff’s comments.

Very truly yours, /s/ Kurt P. Kuehn Kurt P. Kuehn Senior Vice President, Chief Financial Officer and Treasurer